RECEIVED

2007 JAN 23 A 8:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34825

19.01.2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07020450

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED

JAN 24 2007

THOMSON FINANCIAL

A.Cenk Göksan	Arbil Öztozlu
Investor Relations Department Head	Investor Relations Team Manager

Enclosure;

The agenda of Akbank's Ordinary General Meeting, that will be held on March 28, 2007.

dlw 1/23

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

The Ordinary General Meeting of Akbank TAS is scheduled to be held at Sabanci Center, 4. Levent, Istanbul on March 28, 2007 at 14:00, for the purpose of discussing the subjects mentioned in the below agenda.

The agenda of the Ordinary General Meeting:

1- Appointment of the Directing Council and its authorization to sign the minutes of the General Meeting,

2- Announcement of the reports of the Board of Directors, Internal Auditors and the Independent Auditor,

3- Ratification of the Balance Sheet and Profit & Loss Statement for 2006, discharge of the Board of Directors and Auditors from the liabilities born from the operations and accounts of 2006,

4- Decision about the disbursement of 2006 profits,

5- Ratification of Sir Winfried Bischoff as director, who is appointed in place of Hamit Beliğ Belli after his resignation for the remaining period of his duty

6- Election of Directors whose terms expired and determination of the compensation for the new members,

7- Ratification of the appointment of Başaran Nas Yeminli Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers, as the independent auditor for 2006 and 2007,

8- Increase of the authorised capital of the Bank by YTL 2,500,000,000, from YTL 2,500,000,000 to YTL 5,000,000,000 and in relation to this, the amendment of the ninth article of the Articles of Association of the Bank,

9- Information to the shareholders regarding the donations for 2006,

10- Empowerment of the Board of Directors in connection with matters falling within the scope of articles 334 and 335 of the Turkish Commercial Code.

The amendment in the 9th article of the Bank's Articles of Association is as follows:

Capital and Mode and Terms of Payment of Capital

Article: 9 –

A. The Bank has adopted the system of authorised capital with permission dated 02.12.1999 number 116/1376 of the Capital Market Board. The authorised capital of the Bank is **5,000,000,000 (fivebillion)** New Turkish Liras.

B. The issued capital of the Bank is TRY 2,200,000,000 (twobilliontwohundredmillion) divided into 220,000,000,000 (twohundredtwentybillion) registered shares each with a nominal value of 1 New Kuruş

C. Shares with Series 1 to 11 constituting TRY 50,000,000 (fifthymillion) of the TRY 2,200,000,000 (twobilliontwohundredmillion) capital has been merged as Series 12. The remaining TRY 2,150,000,000 (twobilliononehundredfifthymillion) is comprised of Series 13, 14, 15,16,17, 18, 19,21, 22 shares and 23 which is registered at the Central Registry Agency. The issued capital is fully paid.

D. So long as the General Assembly does not decide on the contrary, the current shareholders of the Bank are entitled to purchase, in proportion to their current shareholding, new shares to be issued against capital in cash. For these shares, the preemptive rights of shareholders who do not present their new share purchase coupons and perform payment in cash in accordance with the communiqués of the Capital Market Board and the relevant provisions of the Turkish Commercial Code, by addressing the Bank in the time period to be determined by the Board of Directors which is not to be shorter than 15 or longer than 60 days commencing from the event depicted by the aforementioned legislation, shall be void. The shares released due to unused preemptive rights shall be subject to relevant legislation.

E. All shares must be registered and must be quoted at the Stock Exchange.

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com